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                          April 1, 2024

       Thomas Durkin
       Chief Executive Officer
       AG Mortgage Investment Trust, Inc.
       245 Park Avenue
       26th Floor
       New York, NY 10167

                                                        Re: AG Mortgage
Investment Trust, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 26,
2024
                                                            File No. 333-278243

       Dear Thomas Durkin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Kate Saltz, Esq.